UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 16, 2015



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

Dollar Tree, Inc., ("Dollar Tree") announced today in connection with its proposed acquisition of Family Dollar Stores, Inc. ("Family Dollar," and together with Dollar Tree, the "Parties") that the Parties signed an Agreement Containing Consent Orders proposed by the staff of the U.S. Federal Trade Commission ("FTC"). The agreement includes a draft Decision and Order, which remains subject to acceptance and final approval by the FTC Commissioners and would permit Dollar Tree to acquire Family Dollar subject to an obligation to complete the divestiture of 330 Family Dollar stores within a specified period following the closing of the acquisition of Family Dollar. As previously announced, Dollar Tree has entered into an agreement to divest these 330 Family Dollar stores to Sycamore Partners. Dollar Tree intends to close its acquisition of Family Dollar shortly after the FTC accepts the Decision & Order for public comment and continues to expect the closing to occur in early July 2015.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Forward Looking Statements

Certain statements contained herein are "forward-looking statements" that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about Dollar Tree's current and future prospects and its operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements contained herein include certain plans, activities or events which Dollar Tree expects will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the consummation of the pending divestiture, the benefits, results, effects, timing and certainty of the pending transaction between Dollar Tree and Family Dollar, and expectations concerning the antitrust review process for the pending transactions.

Risks and uncertainties related to the pending acquisition of Family Dollar, the financing thereof and the pending divestiture include, among others: the risk that regulatory approvals required for the pending acquisition of Family Dollar and pending divestiture are not obtained or are not obtained on the proposed terms and schedule anticipated; the risk that the divestiture agreement with Sycamore Partners, which is subject to various conditions, does not close; the risk that the other conditions to the closing of the pending acquisition of Family Dollar are not satisfied or that the acquisition does not close; the risk that the financing required to fund the pending transactions is not obtained, or is obtained on terms other than those previously disclosed; costs and difficulties related to the integration of Family Dollar's business and operations with Dollar Tree's business and operations and the divestiture; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the pending acquisition of Family Dollar; and the outcome of pending or potential litigation or governmental investigations. Consequently, all of the forward-looking statements made by Dollar Tree, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled "A Warning About Forward-Looking Statements" and "Risk Factors" in Dollar Tree's Annual Report on Form 10-K for the fiscal year ended January 31, 2015 and Dollar Tree's Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, and other reports filed by Dollar Tree with the SEC, which are available at the SEC's website http://www.sec.gov.

Please read Dollar Tree's "Risk Factors" and other cautionary statements contained in its filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Dollar Tree undertakes no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and Dollar Tree's financial condition and results of operations could be materially adversely affected.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: June 16, 2015   By: /s/ Kevin S. Wampler

                                                               Kevin S. Wampler
                                                               Chief Financial Officer